Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director
	2112 Business Center Dr., 2nd Floor	Direct Dial: 949.252.9252
	Irvine, California 92612 - 7135	Facsimile: 949.757.0667
Email: gpreston@corp-law.com July 8, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:  Michael McTiernan, Special Counsel

Re:	Point Center Mortgage Fund I, LLC Amendment No. 4 to Registration Statement on Form S-11--Registration No. 333-118871

Dear Mr. McTiernan:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 5 ("Amendment No. 5") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following in response to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 9, 2005, and subsequent conversations with members of the Staff:

(i)	One (1) conformed copy of Amendment No. 5; and

(ii)	Two (2) copies of Amendment No. 5 that have been marked to show changes from Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Amendment No. 5 contains an “Explanatory Note” following the cover page which states that it has been filed solely to delete the compilation reports of the independent certified public accountant for the Fund and its Manager, Point Center Financial, Inc. (“PCF”), together with all references thereto, with respect to the unaudited balance sheets of the Fund and PCF dated as of April 30, 2005 (collectively, the “Unaudited Balance Sheets”).

At the direction of the Staff, pleased be advised that while no review report has been set forth in Amendment No. 5, the independent certified public accountant for the Fund and PCF has reviewed the Unaudited Balance Sheets.

Thank you for your assistance and please do not hesitate to contact the undersigned with regard to any questions regarding this filing.

Sincerely,

CORPORATE LAW SOLUTIONS

By /s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: James Fuchs, CPA
David Duner, CPA